Meeder Funds
Fee Waiver Agreement

This Fee Waiver Agreement (“Agreement”) is made on this 4th day of March, 2021 by and between Meeder Funds (“Trust”), a business trust duly organized and existing under the laws of the Commonwealth of Massachusetts, and Meeder Asset Management, Inc. (“Adviser”), a corporation organized and existing under the laws of the State of Ohio.

WHEREAS, the Trust, on behalf of the Funds, and the Adviser are parties to an investment advisory agreement (“Advisory Agreement”) pursuant to which the Adviser provides investment advisory services to each of the Funds; and

WHEREAS, the Trust and the Adviser have entered into this Agreement in order to affect the waiver of fees otherwise due for each Fund on the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual promises contained herein, the parties hereto, intending to be legally bound, mutually covenant and agree as follows:

1.  Contractual Fee Waiver. During the Term set forth herein, the Adviser shall waive a portion of its Advisory Fee with respect to each Fund as set forth in Schedule A, attached hereto. All prior waiver agreements for any of the Funds identified therein are hereby terminated.

2.  Voluntary Fee Waiver/Expense Reimbursement. Nothing herein shall preclude the Adviser from either voluntarily waiving Advisory Fees it is entitled to from any series of the Trust or voluntarily reimbursing expenses of any series of the Trust, including the Funds set forth in Schedule A, as the Adviser, in its discretion, deems reasonable or appropriate.

3.  Recoupment. The Adviser shall not have any rights of recoupment with respect to any fees or expenses reimbursed under this Agreement.

4.  Term. This Agreement shall be effective April 30, 2021, shall continue for a period of no less than one year from the effective date of this Agreement, and shall expire on the date noted in Schedule A. The agreement may not be terminated prior to its expiration date without the consent of the Board of Trustees. The term of the Agreement may be continued from year to year thereafter provided that each such continuance is specifically approved by the Adviser and the Trust, including a majority of the Trust’s disinterested Trustees.

Meeder Funds	Meeder Asset Management, Inc.
Robert S. Meeder, Jr.	Adam Ness
BY: (PRINTED)	BY: (PRINTED)

President	Chief Financial Officer/Chief Operating Officer

/s/ Robert S. Meeder, Jr.	/s/ Adam Ness
SIGNATURE	SIGNATURE

March 4, 2021	March 4, 2021

March 4, 2021

SCHEDULE A
FEE WAIVER

For the period set forth below, the Adviser shall reduce the advisory fees due for management of the following Funds under the Advisory Agreement, as applicable, to the rates set forth below:

Fund	First $50 million	Next $50 million	Next $100 Million	Over $200 million	Expiration Date
Dynamic Allocation	0.65%	0.65%	0.65%	0.60%	4/30/2022
Tactical Income Fund (fka Total Return Bond)	0.29%	0.29%	0.20%	0.20%	4/30/2022

March 4, 2021